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May 28, 2009

VIA EDGAR

Mr. James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re: AIM Investment Funds
    Post-Effective Amendment No. 85 to
    Form N-1A Registration Statement
    File No. 033-19338; CIK No. 0000826644

Dear Mr. O'Connor:

     This letter responds to the Staff's comments on the above-referenced Registration Statement on Form N-1A filed by AIM Investment Funds (the "Registrant") on March 10, 2009, which is scheduled to go effective May 29, 2009. The filing is in connection with the new AIM Balanced-Risk Allocation Fund (the "Fund").

Staff's Comment:

     1.   RISK/RETURN SUMMARY AND INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

     Consider clarifying the disclosure in the referenced sections of the registration statement pertaining to "exposure" to futures, swap agreements, etc... Is the Fund and/or the Subsidiary seeking exposure to these types of investments, or using these types of investment instruments to seek exposure to asset classes?

Response:

     We have clarified the disclosure as follows:

     "The fund may invest in futures, swap agreements, including total return swaps, U.S. and foreign government debt securities and other securities and financially-linked instruments. The fund will also invest in Invesco Aim Cayman Commodity Fund I Ltd., a wholly-owned subsidiary of the fund organized under the laws of the Cayman Islands (the Subsidiary), to gain exposure to commodity markets. The Subsidiary, in turn, will invest in futures, exchange traded notes and other securities and financially-linked instruments."

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Mr. James O'Connor
May 28, 2009
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Staff's Comment:

     2.   NO ACTION RELIEF

     Please confirm whether the Registrant is seeking No Action relief from the Staff in connection with the use of a Cayman Islands subsidiary.

Response:

     The Registrant is not seeking No Action relief from the Staff.

Staff's Comment:

     3.   INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

     In connection with the reference to "physical securities," in the description of the Fund's strategy, please clarify whether the Fund will actually be purchasing physical material items such as oil, gold, etc...in addition, in the same section, are "financial-linked instruments" the same thing as derivatives? Please clarify.

Response:

     The Registrant will not actually be purchasing "physical" items such as oil, gold, etc... The reference to physical securities, means actual securities such as stocks, fixed income securities, investment companies, etc... In addition, derivatives are the same type of investment as financially-linked instruments. In connection with this response, we have clarified the disclosure as follows:

     "The resulting asset allocation is then implemented by investing in derivatives, other financially-linked instruments, U.S. and foreign government debt securities, other securities, cash, and cash equivalent instruments, including affiliated money market funds."

Staff's Comment:

     4.   RISK/RETURN SUMMARY AND INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

     Consider clarifying the extent of the use of derivatives verse cash. In connection therewith, please clarify how derivatives and cash interact and cause leverage in the Fund.

Response:

     We have revised the disclosure to clarify the use of cash in connection with the derivatives transactions. Specifically, we have clarified that some of the substantial cash holdings will serve as margin or collateral for the Fund's "obligations under" derivative transactions. We have also added the following additional disclosure to explain how derivatives may create leverage and what leverage means:

     "The fund's investments in certain derivatives may create significant leveraged exposure to certain equity, fixed income and commodity markets. Leverage occurs when the investments in derivatives

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Mr. James O'Connor
May 28, 2009
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     create greater economic exposure than the amount invested. This means that the fund could lose more than originally invested in the derivative."

Staff's Comment:

     5.   INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

     Consider adding disclosure to the "Leverage Risk" provision regarding volatility.

Response:

     We have added the following disclosure to the "Leverage Risk" provision regarding volatility:

     "Leveraging may cause the fund to be more volatile because it may exaggerate the effect of any increase or decrease in the value of the fund's portfolio securities."

Staff's Comment:

     6.   INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

     Consider adding disclosure to the "Derivatives Risk" provision regarding the impact of Section 1256 of the Internal Revenue Code regarding derivatives and short-term capital gains.

Response:

     We have added the following disclosure to the end of the "Derivatives Risk" provision regarding"

     "In addition, the use of certain derivatives may cause the fund to realize higher amounts of income or short-term capital gains (generally taxed at ordinary income tax rates.)"

Staff's Comment:

     6.   FUND MANAGEMENT - THE ADVISORS

     Consider removing the following disclosure regarding litigation risks: "As a result, of the matters discussed above, investors in the AIM funds might react by redeeming their investments. This might require the funds to sell investments to provide for sufficient liquidity and could also have an adverse effect on the investment performance of the funds."

Response:

     Due to the fact that this is a new fund, we are removing the referenced disclosure.

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Mr. James O'Connor
May 28, 2009
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Staff's Comment:

     7.   ADVISORY FEE

     Please confirm whether the advisory fee will be based on the fund's notional amount or net asset value (NAV).

Response:

     The fund's advisory fee will be based on net asset value (NAV).

Staff's Comment:

     8.   INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

     Consider adding disclosure on regarding tax risks of investing in the fund.

Response:

     Respectfully, we believe that disclosure regarding taxes is properly placed in the prospectus and Statement of Additional Information (SAI) under the respective stand-alone tax sections. However, as noted above, we have added disclosure specific to the "Derivatives Risk" section pursuant to the Staff's comment.

Staff's Comment:

     9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

     In connection with the responses to the comments above, the Registrant acknowledges the following:

          - that the Registrant is responsible for the adequacy and accuracy of the disclosure in their filings;

          - that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and

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Mr. James O'Connor
May 28, 2009
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          -    that the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 713.214.7888 if you have any further questions.

Very truly yours,


/s/ Peter Davidson

Peter Davidson